

Mail Stop 6010

September 17, 2008

Mr. Yusuke Matsuo
Chief Executive Officer, Chief Financial Officer
4301, Inc.
19800 MacArthur Blvd.
Irvine, California 92612

> **Re:** **4301, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 000-51877**

Dear Mr. Matsuo:

We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief